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Hando
Houston, Texas

$0 raised

$150,000 min target ?

Term Note ?
Interest Rate : 17.5%
Maturity: 48 months

Coming Soon

Summary

About the Company

Investment Details

Bonus Rewards

Data Room

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Bonus Rewards

EARLY BIRD REWARD   50 REMAINING

First 50 investors who invest $1,000 or more will receive:

- A $50 gift card to Hando

INVEST

$1,000+

- Personalized nameplate with the investor's name displayed in the restaurant

INVEST

$5,000+

- Personalized nameplate with the investor's name displayed in the restaurant
- Receive an invitation for 2 people to a private investor party and tasting

INVEST

$10,000+

- Personalized nameplate with the investor's name displayed in the restaurant
- Receive an invitation for 2 people to a private investor party and tasting
- Receive a personalized Hando Investor Card that doesn't expire and entitles the investor to 15% off their bill

Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Note Purchase Agreement and are not enforceable under the Note Purchase Agreement.

 
